DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR April 14, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable




                                 FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    April 14, 2004

3.  Press Release
    -------------

    April 14, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada. April 14, 2004 DynaMotive announced today that it has broken ground on the construction site of what will be, when completed this summer, the worlds largest pyrolysis plant and the first pyrolysis oil fuelled power co-generation facility.

The plant is a showcase for DynaMotive's pyrolysis and Magellan Aerospace, Orenda Industrial generation technologies. It will demonstrate the commercial potential in improving the efficiency of energy recovery from conversion of bio mass waste to generate electric power from less fuel than traditional methods that use solid bio mass combustion. An additional benefit is that DynaMotive's patented pyrolisis technology contributes to reduced green house gas emissions and improved air quality.

In cooperation with Ontario Power Generation, Magellan Aerospace Corp. Orenda Industrial (Orenda), UMA Engineering, Bruks Klockner, Ramsay Group and Erie Flooring and Wood Products, DynaMotive will build, install and operate a unique system to process wood residue produced by Erie Flooring and Wood Products and transform it to BioOil (a medium heating value liquid fuel) and char. The plant is expected to process 100 tons per day of bio mass and to produce 70 tons of BioOil, 20 tons of char and 10 tons of non condensable gases.

Fifty tons of BioOil per day will be utilized to fuel a gas turbine developed by Orenda to produce up to 2.5 MWE of electricity -- enough to serve 2,500 households -- to meet the power requirements of the Erie Flooring plant and also enough to export electricity to Ontario's energy grid. Surplus heat generated by the turbine will produce up to 12,000 pounds of steam per hour to provide heat for Erie Flooring's industrial operations. The remaining BioOil and char from the plant will be sold to commercial users and used for research purposes. Non-condensable gases will be used to provide heat to the process.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 14th day of April, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                       (signed)            "Richard Lin"
                                            Richard Lin
                                            Chairman



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release - April 14th, 2004
   DynaMotive Announces Ground Breaking for Innovative Green Power Plant in
                      West Lorne, Ontario, Canada.

Vancouver, BC, Canada. April 14, 2004 DynaMotive announced today that it has broken ground on the construction site of what will be, when completed this summer, the worlds largest pyrolysis plant and the first pyrolysis oil fuelled power co-generation facility.

The plant is a showcase for DynaMotive's pyrolysis and Magellan Aerospace, Orenda Industrial generation technologies. It will demonstrate the commercial potential in improving the efficiency of energy recovery from conversion of bio mass waste to generate electric power from less fuel than traditional methods that use solid bio mass combustion. An additional benefit is that DynaMotive's patented pyrolisis technology contributes to reduced green house gas emissions and improved air quality.

In cooperation with Ontario Power Generation, Magellan Aerospace Corp. Orenda Industrial (Orenda), UMA Engineering, Bruks Klockner, Ramsay Group and Erie Flooring and Wood Products, DynaMotive will build, install and operate a unique system to process wood residue produced by Erie Flooring and Wood Products and transform it to BioOil (a medium heating value liquid fuel) and char. The plant is expected to process 100 tons per day of bio mass and to produce 70 tons of BioOil, 20 tons of char and 10 tons of non condensable gases.

Fifty tons of BioOil per day will be utilized to fuel a gas turbine developed by Orenda to produce up to 2.5 MWE of electricity -- enough to serve 2,500 households -- to meet the power requirements of the Erie Flooring plant and also enough to export electricity to Ontario's energy grid. Surplus heat generated by the turbine will produce up to 12,000 pounds of steam per hour to provide heat for Erie Flooring's industrial operations. The remaining BioOil and char from the plant will be sold to commercial users and used for research purposes. Non-condensable gases will be used to provide heat to the process.

Plant equipment has started to arrive at the project site with plant mechanical completion expected for late June and commissioning to follow. To date, wood handling and processing equipment, fuel management and power generation modules have been completed. Pyrolysis equipment is in advanced stage of fabrication with modules expected to be ready for shipment in May. BioOil modules include pyrolysis reactor, solid fuel handling and liquid fuel handling. Procurement has reached 97% of total equipment. Equipment cost represents $C 8.8 million (US $6.8 milllion) of the $C 12.5 million (US $9.7 million) estimated total project cost. The project has received financial contribution from Sustainable Development Technology Canada - 40% of project costs. The balance of project funding has been contributed by the project partners.

"This project provides the opportunity to prove the commercial viability of this innovative technology, and will demonstrate a more efficient use of bio mass resources, produce green energy and meet the energy and heat requirements of Erie Flooring and Wood Products competitively. The partnership's goals are to provide a win-win position for all parties involved, and to demonstrate DynaMotive's commitment to excellence in business performance and service." said Andrew Kingston, President & CEO of DynaMotive. "I look forward to the plant's completion and commissioning this summer".


About Pyrolysis and BioOil

Pyrolysis is a process that efficiently converts solid bio mass (wood / agricultural by-products) into a combustible fuel referred to as BioOil and char through very rapid heating of dried bio mass -- to 500 degrees Celsius -
- in the absence of oxygen. When subjected to the heat source the bio mass vaporizes. The resulting gases are cleaned of solid remaining matter (collected as char) and then cooled rapidly. The condensed gases are collected as liquid BioOil. Gases that are not condensed are re-circulated to provide heat to the process.

BioOil is a liquid fuel with medium heating value that can be used to cleanly generate electricity and heat at industrial locations such as saw mills, pulp and paper mills, wood processors, agricultural facilities and recycling facilities. Because it is derived from bio mass, BioOil is deemed to be green house gas neutral. It has virtually no sulfur, low nitrous oxide emissions and very low particulates (significantly lower than diesel) when combusted. BioOil can be used directly at the point of production, does not need refining and can be produced on a sustainable basis. BioOil can be produced competitively when compared to value of fossil fuels at point of use.

BioOil is easy to transport, opening potential for small power generation plants to service installations such as hospitals, schools, universities, hotels, and other commercial and industrial facilities.

DynaMotive has two plants under construction and is evaluating further projects in Canada and internationally, in Canada alone more than sixteen projects are currently under various stages of evaluation. DynaMotive has strategic partnerships with industry leaders in bio mass handling and processing, plant fabrication, engineering procurement and construction and power generation equipment. Through these partnerships, DynaMotive expects to capitalize upon the significant and increasing number of project opportunities.


For more information on DynaMotive, please call:
Corporate   Communications
Tel: (604) 267-6000             Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.